

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2014

<u>Via E-mail</u>
Kurt E. Neubauer
President
Momentous Entertainment Group, Inc.
PO Box 861
Sugar Land, TX 77487

Re: Momentous Entertainment Group, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed July 29, 2014
File No. 333-194636

Dear Neubauer:

We have reviewed your response to our letter dated July 9, 2014 and have the following additional comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note your response to our prior comments 1 and 3. Please revise to state whether there is any upper limit to the amount your president is financially capable of lending to you and revise pages 4, 25 and elsewhere accordingly.

<u>Prospectus Summary, page 4</u>

2. We note your response to our prior comment 2. Please state here the <u>month</u> you will run out of funds at the stated burn rate if you do not receive any additional capital. In addition please continue to update the amount of cash on hand you have as of the most recently practicable date.

3. We note your response to our prior comment 6. Please revise to include a brief summary of your timeline and budget in your prospectus summary. In this regard we note on page 25 that the estimated costs for the next six months are approximately $505,000. Please revise to state this on page 4. In addition please revise to reconcile this amount with disclosure on pages 4, 8, 27 and 29 indicating an estimated cost of $450,000 for production and testing.

Use of Proceeds, page 18

4. We note your response to our prior comment 5. Please revise your disclosure as to each of the issues listed below:

    •   We note from paragraph 12 of your joint venture agreement filed as Exhibit 10.1 that you have agreed that some of the proceeds from your equity capital raise will be used for manufacturing and loans to Dixie Worldwide Productions, Inc. Please revise here accordingly to disclose approximately what amount of the proceeds will be used for each of these specific purposes;

    •   Regarding the statement in the fourth paragraph that your president will be responsible for paying legal costs related to the offering if these costs are not paid within six months, please revise to state whether this is pursuant to a written or verbal agreement; and

    •   While we note the statement in your response letter that "[t]his breakdown is the same regardless of what percentage of the offering is completed" you do not disclose here how offering proceeds will be allocated separately for initial planning costs, registration related expenses, production costs, development expenses, and any other costs. Please revise do disclose these separate allocations if either 25%, 50%, 75%, or 100% of the proceeds are raised;

Summary Compensation Table, page 37

5. We note your response to our prior comment 11 and the table disclosing director compensation. Please add a title to the director compensation table and follow the table format outlined in Item 402(r) of Regulation S-K.

Unaudited Interim Financial Statements, page F-11
Statements of Cash Flows, page F-13

6. We note your presentation of "change in net current assets" as a single adjustment to net income. Given the significance of this adjustment in relation to net cash used in operating activities and the significant increase during the interim period, please revise to disclose a breakdown of the major components comprising this adjustment. Refer to ASC 230-10-45-29.

Exhibit 10.4

7. We note that you have filed a "form of" note. Please revise to file as exhibits all such notes in final and signed form including dates and amounts.

You may contact Stephen Kim at (202) 551-3291 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: Via E-mail
        Frank J. Hariton, Esq.